QuickLinks -- Click here to rapidly navigate through this document

EXHIBIT (a)(1)(v)

WEIDER NUTRITION, INC.

ELECTION CONCERNING EXCHANGE OF STOCK OPTIONS

Name of Optionee:

Social Security Number (last 4 digits):

        I have received the Offer to Exchange Certain Outstanding Options to Purchase Class A Common Stock Under the 1997 Equity Participation Plan dated September 12, 2002.

        I understand that I am eligible to participate in this exchange program only if I:

  •
  am an employee of Weider Nutrition International on September 12, 2002;

  •
  reside in the United States;

  •
  am not a director of Weider Nutrition International (other than Weider Nutrition International's Chief Executive Officer);

  •
  remain an eligible employee through the expiration of the offer; and

  •
  hold at least one eligible option on September 12, 2002.

        I understand that, by choosing to participate in this exchange program, I may only elect to exchange options that have an exercise price of at least $3.50 per share that were granted to me under the Weider Nutrition International 1997 Equity Participation Plan. I further understand that I must elect to exchange all or none of the options (defined as the entire option grant) granted to me on a single grant date and at the same exercise price subject to an eligible option agreement and that by electing to exchange any such options, I will automatically be deemed also to have elected to exchange all options granted to me during the six-month period ending on October 10, 2002, regardless of exercise price.

        In return for those options I elect to exchange, Weider Nutrition International will grant me, in the case of those eligible senior executive officers identified on Schedule B of the offer to exchange (the "senior executives"), new options entitling me to purchase three-fourths of the number of shares of Class A common stock subject to the options I elect to exchange and that are accepted by Weider Nutrition International and cancelled. New options exercisable for fractional shares will not be issued. Instead, any fractional number of new options to be granted to any individual will be rounded down to the nearest whole number. In the case of all other eligible employees, Weider Nutrition International will grant me new options entitling me to purchase a number of shares of Class A common stock that is equal to the number of shares that will be subject to the options I elect to exchange and that are accepted by Weider Nutrition International. The number of shares of Class A common stock that will be subject to the new options will be subject to adjustment for any stock splits, stock dividends and similar events occurring between the date the options are accepted for exchange and the replacement grant date. These new options will be granted on the first business day that is six months and one day from the date my exchanged options are cancelled (the date on which the new options are granted being referred to as the "replacement grant date"), unless the offer is extended. In order to remain eligible to receive new options, I understand that I must remain employed by Weider Nutrition International through the replacement grant date and continue to reside in the United States.

        I understand that all of the terms of the new options will be substantially similar to the terms of the cancelled options, although (i) the exercise price of the new option will be equal to the closing sales price of our Class A common stock as quoted on the New York Stock Exchange on the date preceding the replacement grant date, as reported in the print edition of The Wall Street Journal on the replacement grant date, (ii) each new option issued on the replacement grant date will vest as to 25% of the shares subject to the option on the six month anniversary of the replacement grant date and as to 25% of the shares subject to the option on each anniversary of the replacement grant date until the option is fully vested on the third anniversary of the replacement grant date, subject to earlier termination of the option and my continued employment and (iii) the new options will be subject to a new termination date.

        I understand that I will not be eligible to receive any other options until the replacement grant date.

        I recognize that, under certain circumstances set forth in the Offer to Exchange Certain Outstanding Options, Weider Nutrition International may terminate or amend the offer and postpone its acceptance and cancellation of any options elected for exchange. In any such event, I understand that the options elected for exchange but not accepted will remain in effect without change.

        I hereby give up my entire ownership interest in the options listed below and all options granted to me during the six-month period ending on October 10, 2002, regardless of exercise price. I understand all of these options will become null and void on Thursday, October 10, 2002, unless this offer is extended. I acknowledge that this election is entirely voluntary. I also acknowledge that this election will be irrevocable after 5:00 p.m. Mountain Time on October 10, 2002, unless the offer is extended by Weider Nutrition International in its sole discretion, in which case the offer will become irrevocable upon expiration of the extension.

        I hereby elect to exchange and cancel the following options (an option is defined as all or none of the options granted to me on a single grant date and at the same exercise price):

	Option Grant Date	Number of Option Shares Outstanding	Option Exercise Price	Elect for Exchange	Do Not Elect for Exchange
1. Option granted on:			$	☐	☐
2. Option granted on:			$	☐	☐
3. Option granted on:			$	☐	☐
4. Option granted on:			$	☐	☐
Optionee's Signature	Date
Optionee's Name

Participation Instructions:

          1.    Complete this form and send it to our office by internal mail, facsimile ((801) 972-6532) or post to Human Resources Department, Weider Nutrition International, Inc., 2002 South 5070 West, Salt Lake City, Utah 84104, Attn: Tom Elitharp as soon as possible. This form must be received by the Human Resources Department before 5:00 p.m. Mountain Time on October 10, 2002, unless the offer is extended by Weider Nutrition International in its sole discretion. Delivery by e-mail will not be accepted.

          2.    Ensure that you receive a confirmation of receipt from Weider Nutrition International within five (5) business days.

Weider Nutrition International, Inc. hereby accepts this Election Concerning
Exchange of Stock Options form and agrees to honor this election.

[Name & Title of Authorized Signatory]	Date

QuickLinks

  EXHIBIT (a)(1)(v)
ELECTION CONCERNING EXCHANGE OF STOCK OPTIONS